FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Board and organizational changes	5

19/12/2007

Javier de Paz and Manuel Pizarro, new members of Telefónica’s board

JULIO LINARES APPOINTED COO OF TELEFÓNICA

  Guillermo Ansaldo will head Telefónica España

        Madrid, 19 December 2007.- At its ordinary meeting today, Telefónica’s board, with the approval of the Nominating, Compensation and Corporate Governance Committee, has named Julio Linares, General Manager for Coordination, Business Development and Synergies, as the company’s new Chief Operating Officer. It also decided to appoint Guillermo Ansaldo as General Manager of Telefónica España. Mr Ansaldo will replace Antonio Viana-Baptista, who leaves the Company citing personal reasons.

        Meanwhile, Manuel Pizarro and Javier de Paz will replace Enrique Used and Maximino Carpio as members of Telefónica’s board of directors. Both Manuel Pizarro, Javier de Paz and Alfonso Ferrari will join as well the Executive Commission of the Company’s board of directors.

        The appointment of a new COO at Telefónica implies changes to the organisational structure, which in any event still supports a regional focus aimed at becoming more customer-oriented and leveraging economies of scale.

        From now, the three regional business divisions, Spain, Europe and Latin America, will report to the new COO, Julio Linares. Until now they had reported directly to the Company’s Executive Chairman and CEO, César Alierta. Guillermo Ansaldo will take Antonio Viana-Baptista’s place at the helm of Telefónica España, with Belén Amatriaín as the Company’s CEO and number two. Matthew Key will oversee Europe and José María Alvarez-Pallete will continue to lead Telefónica Latinoamérica. All three general divisions will continue to manage all the fixed and mobile businesses in their respective regions in an integrated way.

        Also reporting to Telefónica’s new COO will be four support units: Operations (Alfonso Alonso); Strategy, Innovation and Business Development (Sohail Qadri); Planning, Budgeting and Monitoring (Laura Abasolo); and Human Resources (Óscar Maraver).

Therefore, reporting directly to Telefónica’s Executive Chairman and CEO will be COO Julio Linares; the General Manager of Finance and Corporate Development, Santiago Fernández Valbuena; head of the Legal and Board Secretariat (Ramiro Sánchez de Lerín) and the head of the Technical Secretariat to the Chairman’s Office (Luis Abril). In the new chain of responsibilities, Internal Auditing will report to the Finance and Corporate Development unit, which will also act as Controller (Ezequiel Nieto).

        Antonio Viana-Baptista, until now the General Manager of Telefónica España, is leaving the company on his own accord, citing personal reasons. Mr Viana-Baptista, a longstanding executive at Telefónica, has spent the last nine years –eight of them also as member of the Board of Director- achieving huge success in Latin America, overseeing the global mobile division and, lastly, at Telefónica España. The company wishes to thank Antonio Viana-Baptista for his dedication and achievements over these years.

        The Telefónica board also agreed to add Manuel Pizarro and Javier de Paz as members. They will replace Enrique Used and Maximino Carpio, who will leave as well the committees they were part of. The Board recognized the intense work carried out by the outgoing directors and thanked them for the contribution and efforts in recent years.

        Lastly, Antonio Hornedo Muguiro will step down, for personal reasons, as deputy general secretary and secretary of the board of directors. He will be replaced by Mª Luz Medrano Aranguren.

Julio Linares, COO of Telefónica

Julio Linares is a telecommunications engineer who joined Telefónica’s R&D Centre in May 1970 and held various positions there before being appointed Head of Telefónica’s Technology department in 1984.

In April 1990 he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I + D). In December 1994 he became Deputy General Manager of Telefónica’s Marketing and Services Development department, in the commercial area, subsequently moving to the position of Deputy General Manager for Corporate Marketing. In July 1997 he was appointed CEO of Telefónica Multimedia, and President of Telefónica Cable and Producciones Multitemáticas.

In May 1998 he was appointed General Manager of Strategy and Technology in Telefónica, S.A.’s Corporate Centre. He has been Executive Chairman of Telefónica de España since January 2000, as well as a member of the board of Telefónica Data Corp.

In June 2005 he was appointed Chairman of the Supervisory Board of Telefónica O2 Czeck Republic, and is currently  the Vice-Chairman. In December 2005 he became Managing Director for Coordination, Business Development and Synergies in Telefónica S.A., where he is also a Member of the Board of Directors and Secretary for the Executive Committee. He is also a member of the Board of Directors in Telefónica España, Telefónica O2 Europe, Telefónica Latinoamérica, Sogecable S.A., the Social Council of the Complutense University of Madrid, of the Advisory Scientific Council of Telefónica I+D and Counsellor representing innovating companies in the Science and Technology Advisory Board.

Guillermo Ansaldo, general manager of Telefónica España

Guillermo Ansaldo, 45 years old, was born in Argentina. He has a degree in Industrial Engineering from the Universidad de Buenos Aires and a Master in Business Administration from The Amos Tuck School of Business Administration, Dartmouth College.

From 1989 to 2000 he worked for McKinsey & Company. From 1989 to 1993 he was based in Madrid-Spain. In 1993 he returned to Argentina, and two years later he was elected partner. During his career at McKinsey, he focused on financial institutions and the telecom sector.

From 2000 to 2004, he held the position of Chief Executive Officer at Telefónica de Argentina S.A.

In April 2005 he was appointed COO of Telefónica de España, subsidiary of the fixed telephony business of Telefónica España, position from where he has contributed to the development of Broadband and Imagenio in Spain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 19th, 2007	By:	Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors